UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO §240.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO §240.13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 15)

Amyris, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

03236M101

(CUSIP Number)

Choo Soo Shen Christina

Director, Legal & Regulatory

Temasek International Pte. Ltd.

60B Orchard Road

#06-18 Tower 2

The Atrium@Orchard

Singapore 238891

Copy to:

Michael W. Sturrock, Esq.

Latham & Watkins LLP

9 Raffles Place #42-02

Singapore 048619

Telephone: (65) 6536 1161

Facsimile: (65) 6536 1171

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

May 5, 2017

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☒

The information required on this cover page shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

1	NAMES OF REPORTING PERSONS: Temasek Holdings (Private) Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: Not applicable.
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Republic of Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 52,001,307*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 52,001,307*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 52,001,307*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 18.5%**
14	TYPE OF REPORTING PERSON: HC

*	See Item 5 of this statement on Schedule 13D. Includes 2,462,536 shares of Common Stock issuable upon exercise of the Funding Warrant.
**	As of May 5, 2017 and based on 280,782,730 shares of Common Stock, which is the sum of the (a) 278,320,194 shares of Common Stock outstanding on January 31, 2017, as set forth in the Issuer’s Form 10-K (File No. 001-34885) for the year ended December 31, 2016 filed with the Securities and Exchange Commission on April 17, 2017 and (b) 2,462,536 shares of Common Stock issuable upon exercise of the Funding Warrant.

1	NAMES OF REPORTING PERSONS: Fullerton Management Pte Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: Not applicable.
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Republic of Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 52,001,307*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 52,001,307*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 52,001,307*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 18.5%**
14	TYPE OF REPORTING PERSON: HC

*	See Item 5 of this statement on Schedule 13D. Includes 2,462,536 shares of Common Stock issuable upon exercise of the Funding Warrant.
**	As of May 5, 2017 and based on 280,782,730 shares of Common Stock, which is the sum of the (a) 278,320,194 shares of Common Stock outstanding on January 31, 2017, as set forth in the Issuer’s Form 10-K (File No. 001-34885) for the year ended December 31, 2016 filed with the Securities and Exchange Commission on April 17, 2017 and (b) 2,462,536 shares of Common Stock issuable upon exercise of the Funding Warrant.

1	NAMES OF REPORTING PERSONS: Cairnhill Investments (Mauritius) Pte Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: Not applicable.
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Mauritius
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 52,001,307*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 52,001,307*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 52,001,307*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 18.5%**
14	TYPE OF REPORTING PERSON: HC

*	See Item 5 of this statement on Schedule 13D. Includes 2,462,536 shares of Common Stock issuable upon exercise of the Funding Warrant.
**	As of May 5, 2017 and based on 280,782,730 shares of Common Stock, which is the sum of the (a) 278,320,194 shares of Common Stock outstanding on January 31, 2017, as set forth in the Issuer’s Form 10-K (File No. 001-34885) for the year ended December 31, 2016 filed with the Securities and Exchange Commission on April 17, 2017 and (b) 2,462,536 shares of Common Stock issuable upon exercise of the Funding Warrant.

1	NAMES OF REPORTING PERSONS: Maxwell (Mauritius) Pte Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Mauritius
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 52,001,307*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 52,001,307*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 52,001,307*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 18.5%**
14	TYPE OF REPORTING PERSON: CO

*	See Item 5 of this statement on Schedule 13D. Includes 2,462,536 shares of Common Stock issuable upon exercise of the Funding Warrant.
**	As of May 5, 2017 and based on 280,782,730 shares of Common Stock, which is the sum of the (a) 278,320,194 shares of Common Stock outstanding on January 31, 2017, as set forth in the Issuer’s Form 10-K (File No. 001-34885) for the year ended December 31, 2016 filed with the Securities and Exchange Commission on April 17, 2017 and (b) 2,462,536 shares of Common Stock issuable upon exercise of the Funding Warrant.

Note to Schedule 13D

This Amendment No. 15 (“Amendment No. 15”) to Schedule 13D amends and supplements the Schedule 13D filed on November 25, 2014 (the “Original Schedule 13D”), Amendment No. 1 to the Original Schedule 13D filed on December 19, 2014 (“Amendment No. 1”), Amendment No. 2 to the Original Schedule 13D filed on May 26, 2015 (“Amendment No. 2”), Amendment No. 3 to the Original Schedule 13D filed on July 28, 2015 (“Amendment No. 3”), Amendment No. 4 to the Original Schedule 13D filed on July 30, 2015 (“Amendment No. 4”), Amendment No. 5 to the Original Schedule 13D filed on September 23, 2015 (“Amendment No. 5”), Amendment No. 6 to the Original Schedule 13D filed on October 19, 2015 (“Amendment No. 6”), Amendment No. 7 to the Original Schedule 13D filed on September 1, 2016 (“Amendment No. 7”), Amendment No. 8 to the Original Schedule 13D filed on November 4, 2016 (“Amendment No. 8”), Amendment No. 9 to the Original Schedule 13D filed on November 14, 2016 (“Amendment No. 9”), Amendment No. 10 to the Original Schedule 13D filed on December 15, 2016 (“Amendment No. 10”), Amendment No. 11 to the Original Schedule 13D filed on January 11, 2017 (“Amendment No. 11”), Amendment No. 12 to the Original Schedule 13D filed on February 27, 2017 (“Amendment No. 12”), Amendment No. 13 to the Original Schedule 13D filed on March 14, 2017 (“Amendment No. 13”) and Amendment No. 14 to the Original Schedule 13D filed on April 20, 2017 (“Amendment No. 14” and, together with the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9, Amendment No. 10, Amendment No. 11, Amendment No. 12, Amendment No. 13 and this Amendment No. 15, the “Statement”), and is being filed by Temasek Holdings (Private) Limited (“Temasek”), Fullerton Management Pte Ltd (“FMPL”), Cairnhill Investments (Mauritius) Pte Ltd (“Cairnhill”) and Maxwell (Mauritius) Pte Ltd (“Maxwell”) (Temasek, FMPL, Cairnhill and Maxwell are collectively referred to hereinafter as the “Reporting Persons”) in respect of the common stock, par value of $0.0001 per share (“Common Stock”), of Amyris, Inc. (the “Issuer”), a Delaware corporation with its principal executive offices located at 5885 Hollis Street, Suite 100, Emeryville, CA 94608.

This Amendment No. 15 is being filed to report that on May 5, 2017, Maxwell entered into a voting agreement and a letter agreement with the Issuer, and to report changes in the Reporting Persons’ beneficial ownership of Common Stock.

Capitalized terms used but not defined herein have the meanings given to them in the Statement.

Item 4. Purpose of Transaction.

Item 4 of the Statement is hereby amended by adding the following paragraph immediately after the 5th paragraph of Item 4:

The summary of the Convertible Note set forth in Item 3 and the summary of the Maturity Treatment Agreement set forth in Item 6 are incorporated in this Item 4 by reference. Each such summary is generalized, does not purport to be complete and, as such, is qualified in its entirety by the Maturity Treatment Agreement, which is set forth in Exhibit 20 to Amendment No. 4, and incorporated in this Item 4 by reference.

On May 5, 2017, in connection with the Maturity Treatment Agreement, the Issuer and Maxwell entered into a letter agreement (the “Letter Agreement”) whereby the Issuer agreed to pay in cash any portion of the Convertible Note that remains outstanding on the maturity date, together with accrued interest and any other amounts due under the Convertible Note or the indenture governing the Convertible Note, and Maxwell agreed to waive all rights it has to convert any portion of the Convertible Note into Common Stock pursuant to the terms thereof.

The foregoing summary of the Letter Agreement is generalized, does not purport to be complete and, as such, is qualified in its entirety by the Letter Agreement, which is set forth in Exhibit 2, and incorporated in this Item 4 by reference.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Statement is hereby amended and restated in its entirety as follows:

(a) As of May 5, 2017, Maxwell is the direct beneficial owner of 49,538,771 shares of Common Stock. Maxwell is deemed under Rule 13d-3(d)(1) to have beneficial ownership of the 2,462,536 shares of Common Stock issuable upon exercise of the Funding Warrant.

As of May 5, 2017, Maxwell is the direct beneficial owner and deemed beneficial owner of 52,001,307 shares of Common Stock, which excludes 2,670,370 shares of Common Stock issuable upon conversion of the Convertible Note, as a result of Maxwell’s waiver of its rights to convert any portion of the Convertible Note into Common Stock under the Letter Agreement. The summary of the Convertible Note set forth in Item 3 and the summary of the Letter Agreement set forth in Item 4 are incorporated in this Item 5 by reference. Each such summary is generalized, does not purport to be complete and, as such, is qualified in its entirety by the Letter Agreement, which is set forth in Exhibit 2, and incorporated in this Item 5 by reference.

The percentage of beneficial ownership of the Reporting Persons was calculated by dividing (i) the shares of Common Stock beneficially owned and deemed to be beneficially owned by each of the Reporting Persons as of May 5, 2017 (as set forth in the prior paragraph and Item 5(b) below) by (ii) 280,782,730 shares of Common Stock, which is the sum of the (a) 278,320,194 shares of Common Stock outstanding on January 31, 2017 and (b) 2,462,536 shares of Common Stock issuable upon exercise of the Funding Warrant.

To the knowledge of the Reporting Persons, the executive officers and directors of the Reporting Persons have no beneficial ownership of Common Stock separate from the beneficial ownership held by the Reporting Persons.

(b) Cairnhill, through its ownership of Maxwell, may be deemed to share voting and dispositive power over the 52,001,307 shares of Common Stock beneficially owned or deemed to be beneficially owned by Maxwell.

FMPL, through its ownership of Cairnhill, may be deemed to share voting and dispositive power over the 52,001,307 shares of Common Stock beneficially owned or deemed to be beneficially owned by Cairnhill and Maxwell.

Temasek, through its ownership of FMPL, may be deemed to share voting and dispositive power over the 52,001,307 shares of Common Stock beneficially owned or deemed to be beneficially owned by FMPL, Cairnhill and Maxwell.

(c)	On April 20, 2017, Maxwell disposed of 313,649 shares of Common Stock at a price of $0.5128 per share.

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Statement is hereby amended by adding the following paragraphs at the end of Item 6:

On May 5, 2017, in connection with the Issuer’s issuance and sale to certain investors of its Series A Convertible Preferred Stock and/or Series B Convertible Preferred Stock (collectively, the “Shares”) and warrants to purchase shares of the its Common Stock (the “Warrants”) (such sale and issuance of Shares and Warrants, the “Offering”) for an aggregate purchase price of up to $110,000,000, the Issuer and Maxwell entered into a voting agreement (the “2017 Voting Agreement”) whereby Maxwell agreed to vote its eligible shares of Common Stock in any meeting of the stockholders of the Issuer, and in every written consent in lieu of any such meeting, at which the transactions contemplated by the Offering are presented to the Issuer’s stockholders for approval, (i) in favor of the issuance and exercisability of the Shares and Warrants to such investors and any matter that would reasonably be expected to facilitate the Offering, including, without limitation, the authorization and issuance of all the underlying shares in excess of 19.99% of the issued and outstanding Common Stock on the closing date for the Offering, (ii) in favor of a reverse stock-split of the Issuer’s Common Stock approved by the Issuer’s Board of Directors and (iii) against any proposal made in opposition to the matters described in the foregoing clauses (i) and (ii).

The foregoing summary of the 2017 Voting Agreement is generalized, does not purport to be complete and, as such, is qualified in its entirety by the 2017 Voting Agreement, which is set forth in Exhibit 3, and incorporated in this Item 6 by reference.

The summary of the Letter Agreement set forth in Item 4 is incorporated here by reference. Such summary is generalized, does not purport to be complete and, as such, is qualified in its entirety by the Letter Agreement, which is set forth in Exhibit 2, and incorporated in this Item 6 by reference.

Item 7. Materials to be Filed as Exhibits.

Exhibit	Description
1	Information regarding the Instruction C persons.

2	Letter Agreement entered into on May 5, 2017 by and between Amyris, Inc. and Maxwell (Mauritius) Pte Ltd.

3	Voting Agreement entered into on May 5, 2017 by and between Amyris, Inc. and Maxwell (Mauritius) Pte Ltd.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

May 9, 2017

TEMASEK HOLDINGS (PRIVATE) LIMITED

By:	/s/ Christina Choo
Name: Christina Choo
Title: Authorized Signatory

FULLERTON MANAGEMENT PTE LTD

By:	/s/ Cheong Kok Tim
Name: Cheong Kok Tim
Title: Director

CAIRNHILL INVESTMENTS (MAURITIUS) PTE LTD

By:	/s/ Rooksana Shahabally
Name: Rooksana Shahabally
Title: Director

MAXWELL (MAURITIUS) PTE LTD

By:	/s/ Rooksana Shahabally
Name: Rooksana Shahabally
Title: Director